UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D/A
             Under the Securities Exchange Act of 1934


                       ON THE GO HEALTHCARE, INC.
                     ----------------------------
                           (Name of Issuer)

            Common Stock, $0.0001 par value per share
            ----------------------------------------
                  (Title of Class of Securities)

                             68219M303
                          --------------
                          (CUSIP Number)

                    85 Corstate Avenue, Unit #1
                         Concord, Ontario
                          Canada L4K 4Y2
                          (905) 760-2987
      -----------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to
                                Receive Notices and Communications)


                          March 7, 2007
          -----------------------------------------------------
         (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 68219M303
          -------------------------

1       Name of Reporting Person

        Stuart Turk
        The Cellular Connection, Ltd.

2       Check the Appropriate Box if a Member of a Group

        a     [ ]

        b     [X]

3       SEC USE ONLY

4       Source of Funds *

        Mr. Turk:  PF, OO
        The Cellular Connection: WC, OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[_]


6       Citizenship or Place of Organization

        Mr. Turk is a citizen of Canada.
        The Cellular Connection is organized under the laws of  Ontario Canada.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7       Sole Voting Power:        Mr. Turk: 22,913,734 shares.

8       Shared Voting Power:      None.

9       Sole Dispositive Power:   Mr. Turk: 22,913,734 shares.

10      Shared Dispositive Power: None.

11      Aggregate Amount Beneficially Owned by Each Reporting Person: Mr. Turk:
        22,913,734 shares. Mr. Turk is the principal of The Cellular Connection and, as such, has voting and dispositive control over the shares held by The Cellular Connection.

          * Mr. Turk owns -0- common shares.

          * Mr. Turk has an option to acquire 334 common shares.

          * Mr. Turk owns 110,800 Series A Preferred Shares that can convert into 11,080,000 common shares.

          * The Cellular Connection owns -0- common shares.

          * The Cellular Connection owns 118,334 Series A Preferred Shares that can convert into 11,833,400 common shares.

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares [_].

13     	Percent of Class Represented by Amount in Row (11):  Mr. Turk: 56.3%
        and The Cellular Connection: 39.98%, based on 17,766,779 shares of common stock outstanding of On the Go Healthcare, Inc. (hereinafter the "Issuer") issued as of March 14, 2007

14      Type of Reporting Person

        Mr. Turk: IN; The Cellular Connection: CO

ITEM 1: SECURITY AND ISSUER

        This Schedule relates to the disposition of beneficial ownership of common stock, $0.0001 par value per share, of the Issuer, whose principal executive office is located at 85 Corstate Avenue, Unit #1, Concord, Ontario, Canada L4K 4Y2.

ITEM 2: IDENTITY AND BACKGROUND

        a. Name - Stuart Turk; The Cellular Connection, Ltd. The Cellular Connection is a manufacturer of cellular products.

        b. Address - Mr. Turk's principal business office is 85 Corstate Avenue, Unit #1, Concord, Ontario, Canada L4K 4Y2. The principal business office address of The Cellular Connection, Ltd., a Canadian corporation, is P.O. Box 562, Richmond Hill, ON,
           Canada L4B 4R2.

        c. Mr. Turk is the President, Chief Executive Officer, Chairman and Director of the Board of the Issuer located at 85 Corstate Avenue, Unit #1, Concord, Ontario, Canada L4K 4Y2.

        d. During the past five years, Mr. Turk has not been convicted in any criminal proceeding.

        e. During the past five years, neither Mr. Turk nor The Cellular Connection, Ltd. has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws.

        f. Mr. Turk is a citizen of Canada.


Item 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On July 21, 2000, Mr. Turk was issued 16,000,000 shares of common stock. Mr. Turk acquired these shares upon formation of the Issuer in July 2000. The Cellular Connection, Ltd. acquired the majority of the shares it owns during the year ended July 31, 2002. During these time periods, Mr. Turk, the founder and Chief Executive Officer of the Issuer, contributed capital to the Issuer to cover its losses and provide working capital.

Item 4: PURPOSE OF TRANSACTION

        The Series A Preferred Stock could not convert into common stock until after July 31, 2005. On July 31, 2005, Mr. Turk signed a Lockup Agreement and agreed not to sell the common stock underlying his shares of Series A Preferred Stock until July 31, 2006. Additionally, under the Agreement, Mr. Turk cannot sell or otherwise dispose of 22,913,734 shares of common stock or any options, warrants or other rights to purchase shares of common stock or any other equity security of the Issuer which Mr. Turk owns or has a right to acquire as of the date of the Agreement, other than in connection with an offer made to all shareholders of the Issuer or any merger, consolidation or similar transaction involving the Issuer, until July 31, 2007.

        On August 10, 2006, the Issuer had a 50 to 1 reverse split, therefore Mr. Turk cannot sell or otherwise dispose of 22,913,734 shares of common stock as described above.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

        a. Mr. Turk: As of the date of the filing of this Schedule, Mr. Turk is deemed to beneficially own 22,913,734 shares of common stock of the Issuer. Such amount is 56.3% of the outstanding shares of the Issuer. Mr. Turk is the sole control person for The Cellular Connection, Ltd., and, as such, has full voting and dispositive control over shares held by The Cellular Connection, Ltd. Mr. Turk may acquire 334 shares within 60 days through the exercise of stock options. Additionally, Mr. Turk owns 110,800 shares of Series A Preferred Stock that can convert into 11,080,000 shares of common stock.

           The Cellular Connection: As of the date of the filing of this Schedule, The Cellular Connection is deemed to beneficially own 11,833,400 shares of common stock of the Issuer, or 39.98% of the outstanding shares of the Issuer. These beneficial shares owned by The Cellular Connection, Ltd. include -0- shares of common stock and 118,334 shares of Series A Preferred Stock that can convert into 11,833,400 shares of common stock.

        b. Mr. Turk has the sole power to vote and dispose of 22,913,734 shares of common stock of the Issuer.

        c. The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

The following transactions were effected by Stuart Turk.
*Unless indicated otherwise, these transactions were sold into the open market under a 10b5-1 Trading Plan through a broker.

Date        Amount of Common          Price per Share   Where/How Effected
            Shares Sold, Gifted       ($) (or range)
            or Otherwise
            Transferred

03/07/07      219,100                   0.0431           *
03/05/07      111,400                   0.05             *
03/02/07       50,000                   0.051            *
02/28/07       40,000                   0.0697           *
02/27/07       15,000                   0.0695           *

        d. N/A

        e. N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Mr. Turk has entered into a Lockup Agreement.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

        The following documents relating to the securities of the Issuer are incorporated herein by reference:

           (i) Lockup Agreement between Stuart Turk and the Company, dated July 31, 2005 (included as Exhibit 4.1 on Form 13D filed August 22, 2006 and incorporated herein by reference).



                                    SIGNATURE
                                -----------------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



        /s/ Stuart Turk                           Date: March 16,2007
        -----------------------------             -----------------------
        Stuart Turk
        Chief Executive Officer


        /s/ Stuart Turk                           Date: March 16,2007
        -----------------------------             -----------------------
        The Cellular Connection, Ltd.
        By: Stuart Turk
        President